

December 15, 2010

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
15A Pravda Street
Moscow, Russia, 125124

> Re: **CTC Media, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-52003**

Dear Mr. Podolsky:

We have reviewed your response letter dated December 3, 2010 and your filings and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies
Accounting for acquisitions: goodwill and Intangible assets, page 44

1. We note your response to comment two from our letter dated November 19, 2010. In particular, we note that your assertion that the assembled workforce is the only important component of going concern and that assertion is solely based on a qualitative assessment of the attributes of the industry. It is our belief that you should perform a quantitative analysis to assess the reasonableness of your discount rate factors, the contributory asset charges applied, and the conclusions reached for the umbrella licenses in your 2009 annual test. At a minimum, please provide us with a WARA (weighted average return on assets) analysis, as well as any other quantitative analysis in support of your assessment. Also confirm that going forward you will perform a WARA analysis and other supportive quantitative analysis (as appropriate) when you perform future impairment tests for all your licenses.

Mr. Podolsky
CTC Media, Inc.
December 15, 2010
Page 2

Please file all correspondence over EDGAR. You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3361, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director